UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-42450

Zhengye Biotechnology Holding Limited

No.1 Lianmeng Road, Jilin Economic & Technical Development Zone

Jilin City, Jilin Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On January 8, 2025, Zhengye Biotechnology Holding Limited (the “Company”) closed its initial public offering (“IPO”) of 1,500,000 ordinary shares, par value $0.000025 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276436), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 9, 2024, as amended, and declared effective by the SEC on December 20, 2024. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “ZYBT” on January 7, 2025.

In connection with the IPO, the Company entered into an underwriting agreement, dated January 6, 2025 (the “Underwriting Agreement”), with Kingswood Capital Partners, LLC (the “Representative”), a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference. The foregoing summaries of the Underwriting Agreement are subject to, and qualified in their entirety by, such document.

In connection with the IPO, the Company issued a press release on January 6, 2025, announcing the pricing of the IPO, and a press release on January 8, 2025, announcing the closing of the IPO, respectively. Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhengye Biotechnology Holding Limited

By:	/s/ Songlin Song
Name:	Songlin Song
Title:	Chief Executive Officer

Date: January 8, 2025

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting Agreement dated January 6, 2025, by and between the Company and Representative
99.1	Press Release dated January 6, 2025, announcing the pricing of the IPO
99.2	Press Release dated January 8, 2025, announcing the closing of the IPO

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